UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TORM A/S

(Name of Issuer)

Common Shares, par value 0.01 Danish Kroner per share

(Title of Class of Securities)

891072100**

(CUSIP Number)

**CUSIP number of American Depositary Shares listed on the NASDAQ Stock Market.

The Common Shares are not publicly traded in the United States.

Markus Wenker

HSH Nordbank AG

Gerhart-Hauptmann-Platz 50

20095 Hamburg, Germany

Tel: +49 40 3333-12165
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person HSH Nordbank AG

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization HSH Nordbank AG is organized under the laws of the Federal Republic of Germany.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 99,370,920
	8.	Shared Voting Power 99,370,920
	9.	Sole Dispositive Power 99,370,920
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,370,920
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.7%
14.	Type of Reporting Person BK

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CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person Free and Hanseatic City of Hamburg (Freie und Hansestadt Hamburg)

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federal Republic of Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 99,370,920
	8.	Shared Voting Power 99,370,920
	9.	Sole Dispositive Power 99,370,920
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,370,920
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.7%
14.	Type of Reporting Person HC / OO

The Free and Hanseatic City of Hamburg holds 75.8% of the shares of HSH Nordbank both directly and indirectly through a public-law institution, HSH Finandsfonds AöR, which is owned and controlled by Free and Hanseatic City of Hamburg and the State of Schleswig-Holstein.

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CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person State of Schleswig-Holstein

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federal Republic of Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 99,370,920
	8.	Shared Voting Power 99,370,920
	9.	Sole Dispositive Power 99,370,920
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,370,920
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.7%
14.	Type of Reporting Person HC / OO

The State of Schleswig-Holstein holds 74.6% of the shares of HSH Nordbank both directly and indirectly through a public-law institution, HSH Finandsfonds AöR, which is owned and controlled by Free and Hanseatic City of Hamburg and the State of Schleswig-Holstein.

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ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2012 by the Reporting Persons. This Amendment, and the Original Schedule 13D, relate to the Common Shares, par value 0.01 Danish Kroner per share (the “Common Shares”) of Torm A/S, a Danish company with company registration number CVR 22460218 and registered address at Tuborg Havnevej 18, DK 2900 Hellerup, Denmark (the “Issuer”). The principal executive office and mailing address of the Issuer is Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original Schedule 13D. Except as amended and supplemented by this Amendment, the Original Schedule 13D is not amended or supplemented in any respect.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 as previously filed is amended to add the following:

Following the extraordinary general meeting (the “EGM”) to amend the Articles of Association of the Issuer, held on January 9, 2013, the Reporting Persons disclaim membership in a “group” with the other parties to the Restructuring Agreement, filed as Exhibit 99.2 to the Original Schedule 13D. The Reporting Persons are no longer subject to any obligation to vote in favor of the resolutions associated with amending the Issuer’s Articles of Association at the EGM as described in the Original Schedule 13D.

The Reporting Persons continue to maintain that it is not the intent of the Reporting Persons to control the Issuer following the EGM. The Reporting Persons and each of the parties to the Restructuring Agreement continue to agree that to the extent they remain Restructuring Shareholders, until the conclusion of the ordinary general meeting of the Issuer in 2014, each will use their respective influence as independent shareholders to achieve an independent board composition for the Board of Directors of the Issuer. The Reporting Persons are not party to any additional ongoing agreements with respect to the voting of Common Shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(b) as previously filed is amended to state the following:

(b)	HSH Nordbank

As of January 9, 2013, HSH Nordbank beneficially owns and has shared power to vote 99,370,920 Common Shares, representing 13.7% of the issued and outstanding Common Shares. HSH Nordbank has the sole power to vote and dispose of 99,370,920 Common Shares, representing 13.7% of the issued and outstanding Common Shares.

Hamburg

As of January 9, 2013, Hamburg holds 75.8% of the shares of HSH Nordbank both directly and indirectly through a public-law institution called HSH Finandsfonds AöR which is owned and controlled by Hamburg and Schleswig-Holstein. Through Hamburg’s direct and indirect voting power at HSH Nordbank’s general meetings, Hamburg and Schleswig-Holstein can determine the composition of HSH Nordbank’s supervisory board of non-executive directors which appoints HSH Nordbank’s executive management. As a result, Hamburg beneficially owns and has shared power to vote 99,370,920 Common Shares, representing 13.7% of the issued and outstanding Common Shares. Hamburg has the sole power to vote and dispose of 99,370,920 Common Shares, representing 13.7% of the issued and outstanding Common Shares.

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Schleswig-Holstein

As of January 9, 2013, Schleswig-Holstein holds 74.6% of the shares of HSH Nordbank both directly and indirectly through a public-law institution called HSH Finandsfonds AöR which is owned and controlled by Hamburg and Schleswig-Holstein. Through Schleswig-Holstein’s direct and indirect voting power at HSH Nordbank’s general meetings, Hamburg and Schleswig-Holstein can determine the composition of HSH Nordbank’s supervisory board of non-executive directors which appoints HSH Nordbank’s executive management. As a result, Schleswig-Holstein beneficially owns and has shared power to vote 99,370,920 Common Shares, representing 13.7% of the issued and outstanding Common Shares. Schleswig-Holstein has the sole power to vote and dispose of 99,370,920 Common Shares, representing 13.7% of the issued and outstanding Common Shares.

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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2013

HSH Nordbank AG

By:	/s/ Markus Wenker
Name: Markus Wenker
Title: Senior Vice President

By:	/s/ Jörg Sievers
Name: Jörg Sievers
Title: Vice President

Free and Hanseatic City of Hamburg

By:	/s/ Dr. Sibylle Roggencamp
Name: Dr. Sibylle Roggencamp
Title: Senatsdirektorin

The State of Schleswig-Holstein

By:	/s/ Karin Reese-Cloosters
Name: Karin Reese-Cloosters
Title: Abteilungsleitung

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Exhibit index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of November 13, 2012, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 13, 2012).

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